SEC FILE NO. 70-9599




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             CERTIFICATE PURSUANT TO
                                     RULE 24
                      OF PARTIAL COMPLETION OF TRANSACTIONS

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                                    GPU, INC.
                              GPX Acquisition Corp.





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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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In the Matter of                                     )
                                                     )
GPU, INC.                                            )
GPX Acquisition Corp.                                )
                                                     )
                                                     )
                                                     )
              SEC File No. 70-9599                   )
                                                     )
           (Public Utility Holding                   )
             Company Act of 1935)                    )
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To the Members of the Securities and Exchange Commission:

                  The undersigned, GPU, Inc. ("GPU"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions authorized by the Commission's Order dated April 14, 2000, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, as amended, in SEC File No. 70-9599 as follows:

         On May 11, 2000, MYR Group Inc. ("MYR"), a wholly-owned subsidiary of GPU, entered into a Stock Purchase Agreement providing for the acquisition of all of the issued and outstanding common stock of Great Southwestern Construction, Inc. ("Great Southwestern"), a privately held Colorado corporation, for a purchase price of $4,750,000, plus an additional amount payable in the future ranging up to $250,000, based on the year 2000 pre-tax income of Great Southwestern.

         Great Southwestern is a regional utility infrastructure contractor engaged solely in the construction and installation of electrical substation, transmission and distribution facilities for both investor-owned and municipal utility systems as well as governmental entities. Great Southwestern's gross revenues in 1999 were approximately $18,000,000.

         The closing on the acquisition occurred on May 11, 2000.


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                                    SIGNATURE
                                    ---------

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                            GPU, INC.




                                            By:/s/ T. G. Howson

                                                   T.G. Howson, Vice President
                                                   and Treasurer

Date:  May 16, 2000